UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              Under Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934



                                 Nova Oil, Inc.

        (Exact name of Small Business Issuer as specified in its charter)


          Nevada, USA                                     91-2028450
(State or other Jurisdiction of                (IRS Employer Identification No.)
Incorporation or Organization)

             9518 North Chance Lane, Spokane, Washington 99218-2200
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (509) 466-0576



     Securities to be registered pursuant to Section 12(b) of the Act: None
        -----------------------------------------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:
                     Common Shares, with $0.001 par value.
                                (Title of Class)


                                 Page 1 of xxxxx
                            Index to Exhibits on Page

                                 NOVA OIL, INC.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                             Page

Item 1.  Description of Business.............................  XX

Item 2.  Management's Discussion and Analysis or Plan of
         Operation...........................................  XX

Item 3.  Description of Property.............................  XX

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management......................................  XX

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  XX

Item 6.  Executive Compensation..............................  XX

Item 7.  Certain Relationships and Related Transactions......  XX

Item 8.  Description of Securities...........................  XX

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  XX

Item 2.  Legal Proceedings...................................  XX

Item 3.  Changes in and Disagreements with  Accountants......  XX

Item 4.  Recent Sales of  Unregistered Securities............  XX


Item 5.  Indemnification of  Directors and Officers..........  XX

                                    PART F/S

Item 1.  Financial Statements................................  XX

                                    PART III

Item 1.   Index to Exhibits..................................  XX

Item 2.   Description of Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Introduction
------------

Nova Oil, Inc.  (hereinafter  is also  referred to as the  "Company"  and/or the
"Registrant")   is  a  company  in  the  development   phase.  The  Company  was
incorporated February 25, 2000 under the laws of the State of Nevada.

The Company's principal business at this time is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, with the objective of establishing a solid cash flow base. Total production revenue for the year ended December 31, 2000 was $2,014.

The Company presently owns oil and gas interests in the state of Texas.

The Company's principal office is located at 9518 North Chance Lane, Spokane, Washington 99218. The contact person is Arthur P. Dammarell, Jr., Treasurer and Director. The telephone number is (509) 466-0576; the facsimile number is (509) 466-6931.

The Company's authorized capital includes 100,000,000 shares of common stock with $0.001 par value and 5,000,000 shares of preferred stock with $0.0001 par value. As of the close of the Company's latest fiscal year, December 31, 2000, there were 4,400,000 shares of common stock outstanding and -0- shares of preferred shares outstanding. The Company does not maintain any kind of website.

Recent Activities
-----------------

In October, 2000, the Company completed a private offering of 1,400,000 shares of its common stock at $0.05 per share. Net proceeds to the Company were $70,000. There were no offering and related expenses material to this offering. The private placement of shares provided the Company with resources to complete the acquisition of undivided working interests in two producing oil wells, namely the Smith-Boswell #1 and Steinbach Unit #1.

On December 7, 2000, the Company purchased certain interests in oil and gas properties in the state of Texas. The Company's oil and gas properties consist of working interests in two oil and gas wells (the "Smith Boswell #1" and the "Steinbach Unit #1"). The Smith Boswell #1 is a 43.73 acre unit and the Steinbach Unit #1 is a 40.32 acre unit, both located in the Ruth Mackey Survey, Abstract 47, Bastrop County, Texas. Each of the working interests grants the Company a 49.5% working interest, or a 38.61% net revenue interest after underlying royalty payments, in the oil and gas produced and marketed from each well.

The information in this Registration Statement is current as of April 1, 2001, unless otherwise indicated.

Operations and Policies
-----------------------

The Company currently is focusing its acquisition and development opportunities in Texas, specifically on the Serbin Field. However, the acquisition, development, production and sale of oil and gas acreage are subject to many factors outside the Company's control. These factors include worldwide and domestic economic conditions; proximity to pipelines; existing oil and gas sales contracts on properties being evaluated; the supply and price of oil and gas as well as other energy forms; the regulation of prices. production, transportation and marketing by federal and state governmental authorities; and the availability of, and interest rates charged on, borrowed funds.

In attempting to acquire oil and gas leases, the Company will be at a competitive disadvantage since it must compete with many companies and individuals with greater capital and financial resources and larger technical staffs.

The Company's operations are subject to various provisions of federal, state and local laws regarding environmental matters. The impact of these environmental laws on the Company may necessitate significant capital outlays, which may materially affect the earnings potential of the Company's oil and gas business in particular, and could cause material changes in the industry in general. The Company strongly encourages the operators of the Company's oil and gas wells to do periodic environmental assessments of potential liabilities. To date, the existence of environmental laws has not materially hindered nor adversely affected the Company.

Historical Corporate Development
--------------------------------

The Company was incorporated in Nevada, USA on February 25, 2000.

The organization meeting of the Company and the initial directors meeting of the Company was held on March 24, 2000. At this meeting it was decided that the fiscal year of the Company would end on December 31st of each calendar year and forms of Common and Preferred Stock certificates were presented. It was also agreed that the Company issue up to 3,000,000 shares of its common stock for an aggregate of up to $7,500 in capital contributions to the Company by Arthur P. Dammarell, Jr. and Jeanne L. Dammarell, Carol A. Dunne, Bruce E. Cox, Paul E. Fredericks and Susan S. Fredericks, Deborah H. Schneider and Daniel W.
Schneider, and Charles A. Cleveland. Also at the March 24 meeting, Daniel W. Schneider was appointed as President, Paul E.

Fredericks as Vice-President, Bruce E. Cox as Secretary, and Arthur P. Dammarell, Jr. was appointed as Treasurer of the Company.

A meeting of the Board of Directors was held on April 27, 2000 and it was resolved that the Company offer and sell up to 2,000,000 shares of its common stock, in an offering under the exemptions to registration provided under
Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933, as amended and under the exemption to registration under Washington Administrative Code
Section 460-44A-300, and ss.21.20.320(17) of the Revised Code of Washington.

The offering was completed in October, 2000, the Company sold 1,400,000 common shares for an aggregate purchase price of $70,000.

Risk Factors

1.   The Company must expand its operations
--------------------------------------------

The Company's long term success is ultimately dependent on its ability to expand its revenue base through the acquisition of producing properties. The Company has recently made significant investments in producing properties all in the Ruth Mackey Survey in Texas. There is no assurance that these acquisitions or other acquisitions will be as successful as projected. All of the producing projects are subject to failure and the loss of the Company's investment.


2.   Limited Financial Resources
--------------------------------

The Registrant has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Registrant currently has limited revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required.

3.   Prices of oil and natural gas fluctuate  widely based on market  conditions
--------------------------------------------------------------------------------
and any decline will adversely affect the Company's financial condition
-----------------------------------------------------------------------

The Company's revenues, operating results, cash flow and future rate of growth are very dependent upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile and not predictable, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

o    political conditions in the Middle East;
o    the supply and price of foreign oil and gas;
o    the level of consumer product demand;
o    the price and availability of alternative fuels;
o    the  effect  of   federal   and  state   regulation   of   production   and
     transportation; and
o    the proximity of the Company's wells to pipelines and their capacity.

4.   The Company must replace the reserves it produces
------------------------------------------------------

A substantial portion of the Company's oil and gas properties contain proved developed reserves. Successful development and production of those reserves cannot be assured. Additional drilling will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. There is no assurance that the Company's present oil and gas wells will continue to produce at current or anticipated rates of production, that development drilling will be successful, that production of oil and gas will commence when expected, that there will be favorable markets for oil and gas which may be produced in the future or that production rates achieved in early periods can be maintained.

5.   There are many risks in drilling oil and gas wells
-------------------------------------------------------

The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and well servicing companies. The Company's wells may be shut-in for lack of a market until a pipeline or gathering system with available capacity is extended into our area. Our oil wells may have production curtailed until production facilities and delivery arrangements are acquired or developed for them.

6.   The Company faces intense competition
------------------------------------------

The oil and natural gas industry is highly competitive. The Company competes with others for property acquisitions and for opportunities to explore or to develop and produce oil and natural gas. The Company faces strong competition from many companies and individuals with greater capital, financial resources and larger technical staffs. The Company also faces strong competition in procuring services from a limited pool of laborers, drilling service contractors and equipment vendors.

7.   The Company may not carry sufficient insurance
---------------------------------------------------

The Company and well operators maintain general liability insurance but it may not cover all future claims. If a large claim is successfully asserted against the Company, it might not be covered by insurance, or it might be covered but cause the Company to pay much higher insurance premiums or a large deductible or co-payment. Furthermore, regardless of the outcome, litigation involving Company operations or even insurance companies disputing coverage could divert management's attentions and energies away from operations. The nature of the oil and gas business involves a variety of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to the Company.


8.   Company reserves are uncertain
-----------------------------------

Estimating Company proved reserves involves many uncertainties, including factors beyond the Company's control. There are uncertainties inherent in estimating quantities of proved oil and natural gas reserves since petroleum engineering is not an exact science. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows from them are based upon a number of variable factors and assumptions including:

o historical production from the properties compared with production from other producing properties;

o    the effects of regulation by governmental agencies;
o    future oil and gas prices; and
o future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs.

9.   Governmental  regulation,  environmental  risks and  taxes could  adversely
--------------------------------------------------------------------------------
affect the  Company's  oil and gas operations in the state of Texas.
-------------------------------------------------------------------

The Company's oil and natural gas operations in Texas are subject to regulation by federal and state governments, including environmental laws. To date, the Company has not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could adversely affect the Company's business and increase the costs of planning, designing, drilling, installing, operating and abandoning the Company's oil and gas wells. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injections, utilization, the maximum price at which products could be sold, energy taxes and the discharge of materials into the environment.

10.  Environmental Risks
------------------------

The Registrant is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Registrant may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Registrant liable for environmental damage without regard to negligence of fault on the part of the Registrant. Such laws and regulations may expose the Registrant to liability for the conduct of, or conditions caused by, others or for acts of the Registrant that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Registrant. The Registrant believes that it has conducted its business in substantial compliance with all applicable environmental laws and regulations.

11.  Indemnities may be Unenforceable or Uncollectable
------------------------------------------------------

The operating agreements with participants in a property provide for the indemnification of the Registrant as operator. There is no assurance that such indemnification will be enforceable or that a participant will be financially able in all circumstances to comply with its indemnification obligations, or that the Registrant will be able to obtain such indemnification agreements in the future.

12.  Inadequacy of Public Market
--------------------------------

There is no public market for the common shares. No common shares may be sold or transferred unless in compliance with the Securities Act of 1933. Applicable securities laws restrict the transfer of common shares and if an exemption is not available to a stockholder wishing to sell, the shares may not be transferred.

13.  Dilution
-------------

The Registrant may issue more common shares at prices determined by the board of directors in any private placements or offerings of securities, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a stockholder does not purchase additional common shares, the percentage share ownership of the stockholder in the Registrant will be reduced.

14.      Defeasance of Title
------------------------

The possibility exists that title to one or more properties of the Registrant may be lost due to an omission in the claim of title. The Registrant does not maintain title insurance.

15.      Forward-Looking Statements
-------------------------------

This Registration Statement contains forward-looking statements. Such words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "intend", and similar expressions identify forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

16.  Dividend Policy
--------------------

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.


17.      Employees
---------------

The Company has no employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
------------------------------------------------------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for Fiscal 2000 ended December 31 was derived from the financial statements of the Company which were audited by DeCoria, Maichel, & Teague, P.S., Independent Certified Public Accountants, as indicated in his report which is included elsewhere in this Registration Statement.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                   Table No. 1
                             Selected Financial Data

          ---------------------------------------------------
                                                        Year
                                                       Ended
                                                    12/31/00
          ---------------------------------------------------
          Revenue                                      2,014
          ---------------------------------------------------
          Net Income (Loss)                            (127)
          ---------------------------------------------------
          Earnings (Loss) per Share                      NIL
          ---------------------------------------------------
          Dividends per Share                            -0-
          ---------------------------------------------------

          ---------------------------------------------------
          WtgAvg#Shares                            2,322,007
          ---------------------------------------------------
          Working Capital                             47,917
          ---------------------------------------------------
          Long Term Debt                                 -0-
          ---------------------------------------------------
          Shareholders' Equity                        77,373
          ---------------------------------------------------
          Total Assets                                77,964
          ---------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
--------------------------------------------------------------------------------
RESULTS OF OPERATION
--------------------

Introduction

The following is a discussion of the Registrant's financial condition, results of operations, financial resources and working capital. This discussion and analysis should be read in conjunction with the Registrant's financial statements contained in this Form 10SB under Item 13.

Overview

Nova Oil, Inc. derives its revenues from its producing oil properties. These properties consist of working interests in producing oil wells having proved reserves. The company's oil properties consist of working interests in two oil wells (the Smith-Boswell #1 and the Steinbach Unit #1). The Smith-Boswell #1 is a 43.73 acre unit and the Steinbach Unit #1 is a 40.32 acre unit, both located in the Ruth Mackey Survey, Abstract 47, Bastrop County, Texas. Each of the working interests grants the Company a 49.5% working interest, or a 38.61% net revenue interest after underlying royalty payments, in the oil produced and marketed from each well. The Company's capital for investment in producing oil properties has been provided by the sale of common stock to its shareholders.

Cash Balances
-------------

The Company maintains its major cash balances at one financial institution, Washington Trust Bank, located in Spokane, Washington. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At April 1, 2001, there were no uninsured cash balances.

RESULTS OF OPERATIONS
---------------------

The Company acquired its oil properties in December, 2000. Thus, the revenue for the year ended December 31, 2000 was minimal at $2,014. The major expenses were start up expenses of $1,325, since Nova Oil, Inc. is a development stage company, and $916 for general and administrative purposes.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Liquidity
---------

The Registrant has maintained an appropriate liquidity level to fund its expenditure programs in the past and has no reason to conclude that this will not continue for fiscal 2001. The

Registrant is satisfied with its ability to generate cash flow from its operations as well as to access capital markets through private placements in order to preserve liquidity levels.

In the fiscal year ended December 31, 2000 the Registrant completed a Washington State private placement of 1,400,000 shares of Common Stock at a price of $0.05 per share. The Registrant issued 3,000,000 common shares to directors, officers and other incorporators for gross proceeds of $7,500.

As of December 31, 2000 the Registrant had $47,917 in working capital.

As of December 31, 2000, the Company had current assets of $48,508 and current liabilities of $591. The Company expects to meet its current cash flow requirements from existing cash on hand and net income derived from the production and sale of oil.

Capital Resources
-----------------

The Registrant's capital resources are comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through brokers, financial institutions and other intermediaries. The Registrant's management is of the view that conventional banking is unavailable to resource companies which are in the exploration stage. The Registrant's access to capital is always dependent upon general financial market conditions, especially those which pertain to venture capital situations such as oil and gas exploration companies. The Registrant's capital resources are not anticipated to change materially in 2001.

The Registrant has no other anticipated capital expenditures of a material amount. However, the Registrant intends to acquire additional petroleum interests which may give rise to further capital expenditures.

The Registrant has no agreements with management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Registrant's business, there are no trends in the nature of its capital resources which could be considered predictable. To date, the Registrant's capital resources have consisted solely of the issuance of common shares pursuant to a private placement.

Known Trends
------------

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Recent Accounting Pronouncements
--------------------------------

In March 2000, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation - and interpretation of APB Opinion No. 25 ("FIN 44"). This opinion provides guidance on the accounting for certain stock option transactions and subsequent amendments to stock option transactions. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that FIN 44 covers events occurring during the period from December 15, 1998 and January 12, 2000, but before July 1, 2000, the effects of applying this Interpretation are to be recognized on a prospective basis. The Company has no stock options outstanding or contemplated, and therefore the Company does not expect the impact on its financial position or results of operations to be material.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Subsequently, the SEC released SAB 101B, which delayed the implementation date of SAB 101 for registrants with fiscal years beginning between December 16, 1999 and March 15, 2000. The Company does not expect the impact on its financial position or results of operations to be material.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, 137, and 138, Accounting for Derivative Instruments and Hedging Activities (Statement No. 133), effective beginning with the first quarter of fiscal years beginning after June 30, 2000. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect the impact on its financial position or results of operations to be material.

FORWARD-LOOKING STATEMENTS

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Reform Act does not apply to initial registration statements, including this filing by the Company. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

ALTHOUGH THE REGISTRANT IS CURRENTLY RECEIVING SOME PRODUCTION REVENUE, THE REGISTRANT DOES NOT REPRESENT THAT IT HOLDS MATERIAL INTERESTS IN PROVED DEVELOPED RESERVES. THE REGISTRANT SHOULD BE CONSIDERED AN EXPLORATION AND DEVELOPMENT STAGE OIL AND GAS COMPANY.

Oil and Gas Interests
---------------------

The following table describes the Company's leasehold interests in developed and undeveloped oil and gas acreage at December 31, 2000, all of which are located in the state of Texas:

                                 Total
                                 Developed
                                 Acreage (1)(2)
State                            Gross           Net
-----                            -------       -------

Smith-Boswell #1                 43.7342          0

Steinbach Unit #1                40.32            0
                                 ------        ------
TOTAL                            84.045           0
                                 ======        ======


[1] Gross acres are the total acreage involved in a single lease or group of leases. Net acres represent the number of acres attributable to an owner's proportionate working interest in a lease (e.g., a 50% working interest in a lease covering 320 acres is equivalent to 160 net acres).

[2] The acreage figures are stated on the basis of applicable state oil and gas spacing regulations.


Geologic Definition or Description of Properties
------------------------------------------------

The Smith-Boswell #1 and Steinbach Unit #1 wells are both located in the Ruth Mackay Survey, Abstract 47, Bastrop County, Texas approximately 10 miles southwest of Giddings. Geologic data presented herein are summarized from Texas Railroad Commission Forms W-1 and W-2 and from electric logs prepared by Schlumberger, Inc., a well logging services company. Both wells are located in the Serbin Field and are producing from the Taylor sands.

The Smith-Boswell #1 well (RRC # 19600) was drilled to 5460 feet total depth, cased to 5457 ft. and was completed 4/14/87. The producing interval (casing perforation) is from 5304 to 5338 feet depth near the top of the Taylor Sand. Depths to formation markers are: top Taylor Fm. = 5292 ft.; base Wilcox Fm. = 3920 ft. Down-hole logs included: dual Ind/SFL-Density-GR. Well potential tests were performed and certified by Danny Templeton on 4/22/87.

The Steinbach Unit #1 well (RRC # 19848) was drilled to 5486 feet total depth, cased to 5386 ft. and was completed 9/14/87. The producing interval (casing perforation) is from 5214 to 5218 feet depth. Depths to formation markers are: top Wilcox Fm. = 3415 ft.; top Navarro Fm. = 4760 ft. Down-hole electric logs included: DIL, SP, Caliper, Density and GR. Well potential tests were performed and certified by Robert L. Parker on 4/19/87.

Working Interests Under Producing Properties
--------------------------------------------

At December 31, 2000, the Company held working interests ranging from 49.5% working interest or 38.61% net revenue interest in 2 producing oil wells located on 84.05 gross developed acres in the state of Texas.

Drilling Activities
-------------------

The Company does not participate in any drilling activities or farmout agreements. Under a farmout agreement, outside parties undertake exploration activities using prospects owned by the Company. This would enable the Company to participate in exploration prospects without incurring additional capital costs, although with a substantially reduced ownership interest in each prospect.

During the year ended December 31, 2000, no wells were drilled under farmout agreements.

Oil and Gas Production, Prices and Costs
----------------------------------------

As of December 31, 2000, the Company had a working interest in two gross (49.5 percent net) wells that produce oil, only. All wells that produced gas are connected to pipelines.

For information concerning the Company's oil and gas production, estimated oil and gas reserves, and estimated future cash inflows relating to proved oil and gas reserves, see Note 7 to the financial statements included in Item 13 of this Report. The reserve estimates for the reporting year were prepared by D-MIL Production, Inc. Estimates, provided by D-MIL Production, are based on historic production data utilizing percent decline in the production curves through time. D-MIL Production has found through experience that percent decline analysis using historical data is a reliable method for estimating reserves of such stripper wells in mature oil fields. D-MIL Production, Inc. is not an independent petroleum engineering firm.

The Company did not file any oil and gas reserve estimates with any federal authority or agency during its fiscal year ended December 31, 2000.

For the year ended December 31, 2000, the Company's average operating cost (including taxes and marketing) per barrel of oil equivalent (BOE)(converting gas to oil at 6:1) was $7.79. The average sales price per barrel of oil sold was $27.82 for 2000. The Company did not produce or sell any gas during its fiscal year ended December 31, 2000.

Customers
---------

During fiscal year 2000, the Company had one major customer: TEPPCO Crude Oil, LLC. Former, as well as anticipated, customers include: Gulf-Mark Energy, Inc., EOTT Energy Operating Limited Partnership, and Plains Marketing, LP. Sales to TEPPCO Crude Oil, LLC accounted for 100% of the Company's oil sales in 2000. The Company does not believe that it is dependent on a single customer. The Company has the option at most properties to change purchasers if conditions so warrant.

Office Facilities
-----------------

The Company's executive offices are currently located at 9518 North Chance Lane, Spokane, Washington, which is comprised of approximately 1,200 square feet, at no cost to the Company. The real property is rented by Arthur P. Dammarell, Jr., the treasurer and a director of the Company. The Company considers the facilities adequate for current purposes.

Glossary of Terms
-----------------

Anticline is a geologic structure in which the sedimentary strata are folded to form an arch or dome.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in a reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development Phase refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells.

Dry Hole is a well drilled without finding commercial quantities of oil or gas.

Exploration Well is a well drilled without knowledge of the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Lead is an inferred geological feature or structural pattern which on further investigation may be upgraded to a prospect.

Participating Interest or Working Interest is an equity interest (compared with a royalty interest) in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties due on the gross income.

Pay Zone is the stratum of sedimentary rock in which oil or gas is found.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Seal is an impervious sedimentary rock formation overlying a reservoir that prevents the further migration of hydrocarbons.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Trap is a geological structure in which hydrocarbons build up to form an oil or gas field.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------
         MANAGEMENT
-------------------

The Registrant is a Nevada corporation, the shares of which are owned by United States residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of April 1, 2001 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2
                                 5% Shareholders

Title                              Amount and Nature  Percent
  of                                of Beneficial       of
Class    Name of Beneficial Owner    Ownership        Class #
------   ------------------------  -----------------  -------
Common   Arthur P. Dammarell, Jr.       540,000        12.27%
Common   Bruce E. Cox                   500,000        11.36%
Common   Paul E. Fredericks             540,000        12.27%
Common   Daniel W. Schneider            540,000        12.27%
Common   Carol A. Dunne                 500,000        11.36%
Common   Charles A. Cleveland           500,000        11.36%

TOTAL                                 3,120,000        70.89%[1][2]

[1]  Based on 4,400,000 shares outstanding as of April 1, 2001.
[2]  All of these shares are restricted pursuant to Rule 144

Table No. 3 lists as of April 1, 2001 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers

Title                              Amount and Nature  Percent
  of                                of Beneficial       of
Class    Name of Beneficial Owner    Ownership        Class #
------   ------------------------  -----------------  -------

Common  Arthur P. Dammarell, Jr.        540,000        12.27%
Common  Bruce E. Cox                    500,000        11.36%
Common  Paul E. Fredericks              540,000        12.27%
Common  Daniel W. Schneider             540,000        12.27%
Total                                 2,120,000        48.17%[1]

[1]  Based on 4,400,000 shares outstanding as of April 1, 2001.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

Table No. 4 lists as of April 1, 2001 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the United States.

                                   Table No. 4
                                    Directors
                                                          Date First
                                                           Elected
Name                                Age                  or Appointed
--------------------------          ---                  -------------

Arthur P. Dammarell, Jr.            57                   March 24,2000
Bruce E. Cox                        51                   March 24,2000
Paul E. Fredericks                  46                   March 24,2000
Daniel W. Schneider                 51                   March 24,2000

Table No. 5 lists, as of April 1, 2001, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.

                                   Table No. 5
                               Executive Officers
                                                            Date of
Name                                Position             Board Approval
--------------------------          --------             --------------

Arthur P. Dammarell, Jr.            Treasurer            March 24, 2000
Bruce E. Cox                        Secretary            March 24, 2000
Paul E. Fredericks                  Vice-President       March 24, 2000
Daniel W. Schneider                 President            March 24, 2000

Business Experience

Daniel W. Schneider. Mr. Schneider is President and a Director of the Company. From 1988 to 1995, he was the Land Manager for Noranda Exploration, Inc., responsible for acquisition and maintenance of land positions throughout the United States. From 1995 to 1996, he was land manager for Hemlo Gold Mines, Inc. From 1996 to the present he serves as land manager for Battle Mountain Gold Company. Mr. Schneider obtained a bachelor of arts from the University of Montana in 1971. Mr. Schneider has been active in mineral resource management for more than 30 years and resides in Reno, Nevada.

Paul E. Fredericks. Mr. Fredericks is vice-president and a Director of the Company. From January 1985 to the present, he has owned and operated his own business, Mineral Logic. His Company is involved in compiling data on mines and prospects in Montana and Idaho. From March 1988 to January 1991, he was Senior Geologist and a computer specialist for Western Gold Exploration and Mining Company, located in Missoula, Montana. Mr. Fredericks attended Humboldt State University where he received a Bachelor of Science Degree in geology in 1977. He also attended the University of Texas, where he received a Master's degree in geology in 1980.

Bruce E. Cox. Mr. Cox is the Secretary and a Director of the Company. From 1972 to the present, he has been a professional geologist and consultant. Mr. Cox attended Western Carolina University where he received a Bachelor of Science Degree in geology in 1971. He also attended the University of Montana, where he received a Master's degree in geology in 1973.

Arthur P. Dammarell, Jr. Mr. Dammarell is the treasurer and a Director of the Company. He is formerly the Chief Executive Officer and President of Virginia City Gold Mines, Inc. He has been active in public and private sector business management for over twenty-three years. He attended Eastern Washington University, where he received his bachelor of arts degree in 1977.

Except as set forth below, there have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading

Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

There are no arrangements, agreements, or affiliations of any kind between the Company and W. Dale Miller, president of D-MIL Production, Inc., other than those agreements and contracts herein specified between the Company and D-MIL Production, Inc.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 2000, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no stock option or other long-term compensation program.

During 2000, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2001 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has no written employment agreements.

Other than that disclosed above, no compensation was paid during Fiscal 2000 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

There have been no transactions since February 25, 2000 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 100,000,000 shares of common stock with $0.001 par value, of which 4,400,000 was issued and outstanding at December 31, 2000, the end of the most recent fiscal year; and 5,000,000 shares of preferred stock with $0.0001 par value of which -0- preferred stock was issued and outstanding. All common stock outstanding is voting.

All common shares are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders who are not liable for corporate debts. Preferred shares have such preferences as the Directors may assign to them prior to issuance. Each holder of a common share of record has one vote for each share of stock outstanding in his name on the books of the Corporation and shall be entitled to vote said stock.

The common stock of the Company shall be issued for such consideration as shall be fixed from time to time by the Board of directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.

Except as may otherwise be provided by the Board of Directors, holders of shares of stock of the Corporation shall have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of the Company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Company.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the Company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the Company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote. Preferred shares have no voting rights unless granted by amendment to the Articles of Incorporation.

When, with respect to any action to be taken by the Shareholders of the Company, the Nevada Business Corporation Act requires the vote or concurrence of the holders of a majority of the outstanding shares entitled to vote thereon, or of any class or series.

Preferred Stock
---------------

The Company initially authorized 5,000,000 shares of $0.0001 par value, preferred stock, the rights and preferences of which to be determined by the Board of Directors at the time of issuance. None is currently outstanding.

Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
----------------------------------------------------------
         Common Equity and Other Shareholder Matters
----------------------------------------------------

The   Company's   common   stock  does  not  trade  on  any   exchange   or  any
Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933. Columbia Stock Transfer Company (located in Coeur d'Alene, Idaho) is the registrar and transfer agent for the common stock.

On April 1, 2001, shareholders' list for the Company's common shares showed twenty registered shareholders and 4,400,000 shares outstanding

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

The preferred stock of the Company is not registered and does not trade.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                                 Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

In March, 2000, the Company issued 3,000,000 shares of Common Stock to the incorporators of the Company for an aggregate purchase price of $7,500. The shares of common stock were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

Pursuant to an offering in June, 2000, the Company sold 1,400,000 shares of common stock for an aggregate purchase price of

$70,000. The shares of common stock in the foregoing offering, were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933, as amended and under the exemption to registration under Washington Administrative Code Section 460-44A-300, and ss.21.20.320(17) of the Revised Code of Washington. The facts relied upon by the Company to make the exemptions available include the following: (i) all offers and sales were solely to Washington residents; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) all investors signed subscription agreements in which they represented that they were purchasing the units for investment only and not for the purpose of resale and distribution. Appropriate restrictive legends were placed on the certificates and stop transfer orders were issued to the transfer agent; (iv) securities were sold to accredited investors; and, (v) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article XIII.

Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

The Company's Articles of Incorporation provide that a director or officer is not personally liable to the Company or its shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statutes, ss.78.300. In addition, Nevada Revised Statutes, ss.78.751 and
Article VII of the Company's Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of DeCoria, Maichel, & Teague, P.S., Independent Certified Public Accountants, for the audited financial statements for Fiscal 2000, and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 2000.

Auditor's Report, dated February 17, 2001

Consolidated Balance Sheets for inception to 12/31/00

Consolidated Statement of Loss and Accumulated Deficit from inception to 12/31/00.

Consolidated Statements of Cash Flows from inception to 12/31/00.

Consolidated Statement of Changes in Stockholders' Equity from inception to 12/31/00.

Notes to Financial Statements

                                    PART III
Item 1.  INDEX TO EXHIBITS:
---------------------------

Exhibit
number

3.1      Articles of Incorporation

3.2      Bylaws

4 Instruments defining the rights of security holders, including indentures

4.1      Form of Common Stock Certificate

10       Material Contracts

10.1     Participation Agreement, dated December 7, 2000
10.2     Operating Agreement, dated December 1, 2000
10.3     Assignment of Working Interest, dated December 18, 2000
10.4     Assignment of Working Interest, dated December 18, 2000
10.5     Production Reserve Summary
10.6 Exemption Acknowledgement - Washington State Department of Financial Institutions

21       Subsidiaries of the Registrant

23       Consent of Accountants

99       Exhibits

99.1     Certificate of Authority(date 3/12/01)State of Texas

99.2     Railroad Commission Of Texas (Form P-4)
     a.     Form P-4 Notification (date: 01/11/99) Smith-Boswell #1
     b.     Form P-4 Notification (date: 11/20/00) Steinbach Unit #1